UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Neptune Society, Inc.

(Name of Issuer)

Common Stock, $0.008 par value

(Title of Class of Securities)

640776 20 9

(CUSIP Number)

David C. Roos, Esq.

Moye Giles LLP

1225 Seventeenth Street, 29th Floor

Denver, Colorado 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640776 20 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) CapEx, L.P. 84-1450746

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,781,160 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,781,160 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,160 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26%

14.	Type of Reporting Person (See Instructions) PN

(1) Includes (i) 701,047 shares of common stock owned directly by the Reporting Person and (ii) 1,080,113 shares which may currently be acquired upon the exercise of warrants or the conversion of debt.

Item 1.	Security and Issuer

This statement relates to the common stock, $0.008 par value per share (the "Common Stock"), of the Neptune Society, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 3500 West Olive, Suite 1430, Burbank, California.

Item 2.	Identity and Background
The person filing this statement is: CapEx, L.P., a limited partnership, whose principal executive offices are located at 518 17th Street, #1700, Denver, Colorado 80202.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which such reporting person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired beneficial ownership of the shares of Common Stock covered by this report using its own working capital.
The Reporting Person did not acquire the Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.
Item 4.	Purpose of Transaction

The Reporting Person acquired beneficial ownership of the Common Stock for investment purposes. The Reporting Person may make purchases or sales of the shares of the Issuer's Common Stock at any time. The Reporting Person has no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Reporting Person beneficially owns 1,781,160 shares of Common Stock, consisting of 701,047 shares of Common Stock owned by the Reporting Person and an additional 1,080,113 shares of Common Stock that may be acquired upon the exercise of warrants and the conversion of debt. Assuming exercise of the warrants and conversion of the debt, the shares of Common Stock beneficially owned by the Reporting Person would represent approximately 26% of the Issuer's outstanding shares of Common Stock.

Effective August 4, 2003, the Reporting Person and the Issuer agreed to restructure the debentures and warrants described in ITEM 6 below. The restructuring involved, in part, an extension of the debentures' maturity date; a waiver by the Reporting Person of any existing defaults under the debentures; the elimination of conversion rights in the debentures; an advance of additional funds by the Reporting Person to the Issuer on the terms and conditions contained in the amended debentures; the issuance of warrants to purchase 1,000,000 shares of Common Stock at a price of $3.00 per share; and the issuance of 400,000 shares of Common Stock.

Effective as of March 4, 2004, the Reporting Person acquired 97,250 shares of Issuer's Common Stock in a privately negotiated transaction from D.H. Blair Investment Banking Corp. in consideration of certain services.  The closing price of the Issuer's Common Stock was $1.01 on February 26, 2004 and $.84 on March 9, 2004.  (Public trading in the Common Stock was not reported for the market days between February 26 and March 9, 2004.)  The Reporting Person has not effected any other transactions in the Issuer's securities during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person acquired a convertible debenture and certain of the warrants described above pursuant to a Debenture and Warrant Purchase Agreement dated as of November 24, 1999 (the "Purchase Agreement") entered into by the Reporting Person and the Issuer.  A copy of the Purchase Agreement was included as an exhibit to the Issuer's Form 10 registration statement, as filed with the Securities and Exchange Commission on or about October 4, 2000. Effective on December 31, 2001 and again on August 4, 2003, the Reporting Person entered into certain agreements with the Issuer pursuant to which the debentures and warrants were restructured. See ITEM 5 above.

Bow River Capital Partners, LLC ("Bow River") is a principal shareholder of the Issuer.  A partner of the Reporting Person is also a partner of Bow River.  The Reporting Person disclaims beneficial ownership of any shares owned by Bow River.  There are no contracts, arrangements or understandings between the Reporting Person and Bow River with respect to the equity securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the equity securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None.

CUSIP NO.:   049371-10-7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 2004
Date
CAPEX, L.P. By its General Partner, RPB, LLC /s/ Jackie M. Hawkey
Signature
Jackie M. Hawkey, Principal
Name/Title